UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

PUBLICLY HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 06.057.223/0001-71

NIRE 33.300.272.909

MATERIAL FACT

Sendas Distribuidora S.A. (“Company”), in accordance with Law No. 6,404/76, of December 15, 1976, as amended, and CVM Instruction No. 358/02, informs its shareholders and the market in general that it entered into the “Private Instrument of Commitment of Real Estate Investment, Commitment of Purchase and Sale of Real Estate and Incorporation of in Rem Right of Surface, Under Suspensive Conditions and Other Covenants” with the investment fund administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda. (“Instrument”).

The purpose of the Instrument is the sale, development and lease of 5 properties of the Company located in the States of São Paulo, Rio de Janeiro and Rondônia (“Properties”).

The transaction covers the sale of 1 Property already built and other 4 lands, over which shall be carried out construction and real estate development projects.

The total sale amount of the Properties to be received by the Company is of BRL 364,000,000.00. This amount may be adjusted, whether due to the construction and real estate development projects, or due to a need of exclusion or substitution of any one of the Properties, as a result of the legal and real estate due diligences that shall be carried out. In addition, the sale’s amount and the cost of construction of the Properties will serve as a basis for defining the final amount of the monthly rents of the Properties, as provided in the lease agreements for each one of the Properties (“Lease Agreements”), which terms are already defined in the drafts attached to the Instrument.

All the Properties shall be under Assaí brand and will occupy an area of 160,177.13 m² of land and 69,705.97 m² of constructed area, with the possibility of change due to modifications of project or an exclusion of any one of the Properties, as a result of the legal and real estate due diligences that shall be carried out.

The performance of the acquisition of the Properties is conditioned to the fulfillment of certain suspensive conditions provided in the Instrument until October 14, 2021.

Sendas will keep the market and its shareholders informed of any new material facts related to this matter.

São Paulo, July 19, 2021.

SENDAS DISTRIBUIDORA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Executive Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer